Exhibit 99.100

Skeena Graduates to Toronto Stock Exchange

Vancouver, BC (August 20, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that it has received final approval to list the Company’s common shares on the Toronto Stock Exchange ("TSX"), following its graduation from the TSX Venture Exchange.

The Company’s common shares will begin trading on the TSX at the market opening, today, August 20, 2020. To ensure continued and seamless trading for the Company’s shareholders and as a result of the graduation, there will be no further trading of Skeena’s shares on the TSX Venture Exchange after Wednesday August 19, 2020. Skeena’s common shares will be delisted from the TSX Venture Exchange at the commencement of trading on the TSX. The trading symbol for the common shares of Skeena on the TSX will remain unchanged as SKE. The Company’s common shares will continue to be listed in the USA on the OTCQX under the symbol SKREF.

Skeena believes that a TSX listing is a consistent next step in the Company’s growth, which should facilitate access to a broader range of investors as well as provide exposure to larger pools of capital, including long-term institutional investors and large investors abroad.

Walter Coles Jr., President & CEO commented, “Skeena’s graduation to the TSX senior exchange is a natural evolution in the growth of the Company. We’ve demonstrated a very robust project at Eskay Creek while at the same time have managed to sign a deal to acquire 100% ownership of the mine. We currently have six drills turning at Eskay with more on the way. Assay results are expected shortly. The timing to improve our access to capital markets with the new TSX listing could not be better.”

About Skeena

Skeena Resources Limited is a junior mining company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s flagship project is the Eskay Creek gold-silver mine. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.